UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022 for the period ended December 31, 2021

001-41208
(Commission File Number)

NOVONIX LIMITED
(Translation of registrant’s name into English)

Level 8
46 Edward Street
Brisbane, QLD 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Corporate directory

Exhibit 99.2	Review of operations and activities for the half year ended December 31, 2021

Exhibit 99.3	Directors’ Report

Exhibit 99.4	Auditor’s Independence Declaration

Exhibit 99.5	Consolidated interim financial statements for the half year ended December 31, 2021

Exhibit 99.6	Directors’ Declaration

Exhibit 99.7	Preparation of interim financial statements for users in multiple jurisdictions

Exhibit 99.8	Independent Auditor’s Review Report

Exhibit 99.9	Appendix 4D

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED

By:	/s/ Robert J. Natter
Robert J. Natter
Chairman

NOVONIX LIMITED

By:	/s/ Suzanne Yeates
Suzanne Yeates
Corporate Secretary

Date: February 1, 2022